UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-34554

DIRECTV GROUP HOLDINGS, LLC

(successor in interest to DIRECTV)

(Exact name of registrant as specified in its charter)

2260 East Imperial Highway
El Segundo, California  90245

(310) 964-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1

Explanatory Note: On July 24, 2015, DIRECTV completed a merger transaction under which DIRECTV merged into Steam Merger Sub, LLC, a wholly-owned direct subsidiary of AT&T Inc. Following the merger, Steam Merger Sub, LLC (a successor in interest to DIRECTV) was renamed DIRECTV Group Holdings, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, DIRECTV Group Holdings, LLC, the successor company to DIRECTV, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2015	DIRECTV Group Holdings, LLC as successor by merger to DIRECTV

	By:	/s/ Wayne A. Wirtz
	Name:	Wayne A. Wirtz
	Title:	Assistant Secretary